Exhibit 99.1

SUPERA PHARMACEUTICALS, INC.

BALANCE SHEETS

MARCH 31, 2021 (UNAUDITED) AND DECEMBER 31, 2020

SUPERA BALANCE SHEET

	March 31,
	2021	December 31,
	(Unaudited)	2020
ASSETS
Current Assets:
Cash	$5,075	$14,551
Due from affiliate	173,600	24,600
Total Assets	$178,675	$39,151

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Trade accounts payable	$745,560	$556,781
Paycheck Protection Program Loan	16,600	16,600
Total Current Liabilities	762,160	573,381

Related party line of credit	593,929	599,747
Related party interest payable	37,053	29,628
Total Liabilities	1,393,142	1,202,756

Stockholders’ Deficit
Common Stock $0.0001 par value, 100,000,000 shares	-	-
authorized and 25,000,000 issued and outstanding
Additional paid-in capital	-	-
Accumulated Deficit	(1,214,467)	(1,163,605)
Total Stockholders’ Deficit	(1,214,467)	(1,163,605)
Total Liabilities and Stockholders’ Deficit	$178,675	$39,151

The accompanying notes to the financial statements are an integral part of these statements.

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SUPERA PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS

PERIOD ENDED MARCH 31, 2021 (UNAUDITED) AND YEAR ENDED DECEMBER 31, 2020

SUPERA PHARMACEUTICALS, INC.
	March 31,
	2021	December 31,
	(Unaudited)	2020

Revenues	$-	$-

Operating Costs:
Travel and jet expenses	338,349	923,383
General and administrative expenses	92,009	330,004
Research and development expenses	57,079	85,901
Total Operating Costs	487,437	1,339,288

Other Expense (Income)
Travel expense reimbursements from affiliate	(444,000)	(808,300)
Interest expense	7,425	27,528
	(436,575)	(780,772)

Net Loss	$(50,862)	$(558,516)

The accompanying notes to the financial statements are an integral part of these statements.

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SUPERA PHARMACEUTICALS, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

PERIOD ENDED MARCH 31, 2021 (UNAUDITED) AND YEAR ENDED DECMBER 31, 2020

SUPERA PHARMACEUTICALS, INC.

			Additional
	Common Stock		Paid In	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balances, January 1, 2020	25,000,000	$-	$-	$(605,089)	$(605,089)

Net loss	-	-	-	(558,516)	(558,516)
Balances, December 31, 2020	25,000,000	-	-	(1,163,605)	(1,163,605)

Net loss	-			(50,862)	(50,862)
Balances, March 31, 2021 (Unaudited)	25,000,000	$-	$-	$(1,214,467)	$(1,214,467)

The accompanying notes to the financial statements are an integral part of these statements.

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SUPERA PHARMACEUTICALS, INC.

STATEMENTS OF CASH FLOWS

PERIOD ENDED MARCH 31, 2021 (UNAUDITED) AND YEAR ENDED DECEMBER 31, 2020

SUPERA PHARMACEUTICALS, INC.

	March 31,
	2021	December 31,
	(Unaudited)	2020

Cash flows from Operating activities
Net loss	$(50,862)	$(558,516)
Adjustments to reconcile net loss to net
cash flows from operating activities
Increase (decrease) in cash from changes in:
Due from affiliate	(149,000)	(39,449)
Accounts payable	188,779	411,287
Interest payable	7,425	26,922
Net cash flows from operating activities	(3,658)	(159,756)

Cash flows from Financing activities
Proceeds from related party line of credit	-	160,645
Payments on related party line of credit	(5,818)	(5,414)
Proceeds from Paycheck Protection Program loan	-	16,600
Net cash flows from financing activities	(5,818)	171,831

Net change in cash	(9,476)	12,075
Cash, beginning of period	14,551	2,476
Cash, end of period	$5,075	$14,551

The accompanying notes to the financial statements are an integral part of these statements.

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SUPERA PHARMACEUTICALS, INC.

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2021 (UNAUDITED) AND DECEMBER 31, 2020

Note 1—Description of business and summary of significant accounting policies

Description of Business – Supera Pharmaceuticals, Inc. (the “Company”) was formed in September 2018 and is a Florida based development company that is developing its product candidate “Supera-1R” as an FDA-approved synthetic derivative of naturally grown cannabidiols. Substantially all the Company’s research and development activities in 2020 and 2021 were related to intellectual property development and securing patents, along with planning initial pre-clinical development activities.

The Company’s intellectual property portfolio consists of one pending US application and seven pending foreign counterparts. Ongoing pre-clinical work is expected to accelerate in the second half of 2021.

Merger Transactions - In November 2020, the Company entered into an Asset Purchase Agreement (the “MyMD Agreement”) with MyMD Pharmaceuticals, Inc. (“MyMD”), a related company though common control, whereby the Company will be acquired by MyMD through the issuance of 33,937,909 shares of common stock. MyMD entered into the MyMD Agreement concurrently with a Plan of Merger (the “Akers Merger”) that contemplates the merger of MYMD with Akers Biosciences, Inc., an existing NASDAQ listed public company. The Combined company is expected to be renamed MyMD Pharmaceuticals Inc. and remain listed on the NASDAQ under the new ticker symbol “MYMD”. The combined company will be led by Chris Chapman, MD, who is President and Chief Medical Officer of MyMD and Adam Kaplin, MD, who is Chief Scientific Officer of MyMD. The combined company is planned to be headquartered in Baltimore, Maryland. Current Akers’ shareholders will own approximately 20% of the combined company and current MyMD’s shareholders will own approximately 80% of the combined company. The merger agreement also provides for additional contingent payments in cash and shares to the stockholders of MyMD under certain circumstances. The merger was contingent upon the approval of a shareholder vote of both the Company and Akers. As of April 16, 2021, both the MyMD Agreement and the Akers Merger were finalized.

Income Taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective share of the Company’s taxable income.

Research and Development Expenses – Research and development costs are expensed in the period in which they are incurred and include the expenses paid to third parties, such as contract research organizations and consultants, who conduct research and development activities on behalf of the Company.

Use of Estimates – The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from such estimates and such differences could be material.

Subsequent Events – The Company has evaluated subsequent events through May 14, 2021, in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.

Note 2—Liquidity and capital resources

Historically, the Company has been primarily engaged in pursuing its intellectual property and pre-clinical development activities related to its product candidate “Supera-1R”. In the course of these activities, the Company has sustained substantial losses. The Company’s ability to fund ongoing operations and future research and development required for Food and Drug Administration approval is dependent on the Company’s ability to obtain significant additional external funding in the near term. This additional funding may not be available under commercially reasonable terms.

The Company expects to be able to fund operations through the first quarter of 2022, with available borrowings from related parties and cash resources available to the Company upon the completion of the MyMD Agreement in April 2021. However, should actual cash expenditures exceed management’s budget, the Company may be forced to curtail operations along with implementing other cost-saving measures, such as reducing the use of outside professional service providers, or significantly modifying or delaying the pre-clinical development of our product candidate.

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SUPERA PHARMACEUTICALS, INC.

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2021 (UNAUDITED) AND DECEMBER 31, 2020

Note 3—Related party transactions

Travel – The Company leases an airplane from a company under common control at a fixed amount and incurred $150,000 and $600,000 in lease costs during the period ending March 31, 2021 and year ended December 31, 2020, respectively. As of March 31, 2021 and December 31, 2020, amounts due to the lessor totaled approximately $627,000 and $477,000, respectively, and is included in trade accounts payable in the accompanying balance sheets. The Company also has an agreement with an affiliate, MyMD, which reimburses the Company for the cost of flights used by MyMD, based on an agreed-upon commercial hourly rate, plus fuel, contract pilot costs and other related expenses. These travel reimbursements are recorded as other income in the accompanying statements of operations.

Line of Credit – In November 2018, the Company entered into a line of credit facility with a stockholder, which allows for borrowings of up to $1,000,000. The facility expires on December 31, 2022, at which time all outstanding borrowings and accrued interest, if any, are due in full. Borrowings accrue interest at a rate of 5% per annum.

Note 4—Paycheck Protection Program Loan

On April 30, 2020, the Company received loan proceeds in the amount of approximately $16,600 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the contractual period.

The Company applied for forgiveness in April 2021. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments through the date that the SBA remits the borrower’s loan forgiveness amount to the lender. The Company believes that they used the proceeds for purposes consistent with the PPP. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, the Company cannot assure that it will not take actions that could cause the Company to be ineligible for forgiveness of the loan, in whole or in part. Accordingly, the Company has classified the loan proceeds in accordance with the payment terms of the PPP loan agreement.

Presently, the SBA and other government communications have indicated that all loans in excess of $2 million including loans with affiliates will be subject to audit and that those audits could take up to seven years to complete. If the SBA determines that the PPP loan was not properly obtained and/or expenditures supporting forgiveness were not appropriate, the company will need to repay some or all of the PPP loan.

Note 5—Patent assignment and royalty agreement

In November 2020, the Company entered into an agreement with the holders of certain intellectual property relating to the Company’s current product candidate. Under the terms of the agreement, the counterparty assigned its rights and interest in certain patents to the Company in exchange for future royalty payments based on a fixed percentage of future revenues, as defined. The agreement is effective until the later of (1) the date of expiration of the assigned patents or (2) the date of expiration of the last strategic partnership or licensing agreement including the assigned patents.

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